"NOTHING


In CONGRESS. July 4, 1776
The unanimous Declaration of the ... States of America.
GRAHAM

ENDURES


Remington

BUT


We Can Do It!
EQUAL RIGHTS
in '63

CHANGE."



Heraclitus • Greek philosopher • sixth century B.C.

Our family crest and its motto "Prodesse non Nocere" are the trademarks of the Company. The description figuratively means 'Proceed without fear.' That symbolizes the confidence we try to instill in our investors. It is reinforced by years of reliable, consistent investment performance.

The year 2003 demonstrated Annaly's ability to generate compelling returns for shareholders. Our proven model of investing in liquid, high quality assets and accessing the capital markets through sequential, accretive stock offerings resulted in preservation of shareholders' capital, while providing an attractive dividend yield.


$667,357
$1,080,066
$1,149,220
2001
2002
2003

STOCKHOLDERS' EQUITY
(dollars in thousands)


2001
2002
2003
$2.23
$2.68
$1.95

EARNINGS PER SHARE

Annaly Mortgage Management, Inc. owns and manages a portfolio of mortgage-backed securities. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our mortgage-backed securities and the costs of borrowing to finance them. We have elected to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code and are therefore required to pay out at least 90% of our earnings to our shareholders in order to avoid taxation at the corporate level. We commenced operations on February 18, 1997.

All of the mortgage-backed securities we own are issued by an agency of the United States government and carry an actual or implied AAA rating. Mortgage-backed securities are ownership interests in mortgage loans made by financial institutions (savings and loans, commercial banks and mortgage bankers). When an institution has made enough loans it will "pool" or package them together and sell them to mortgage investors like Annaly. The institution will collect the principal and interest payments made by the homeowners and forward them to the mortgage investor. We structure our portfolio with a combination of adjustable-, floating-, and fixed-rate mortgage-backed securities so that it can perform well through a wide range of interest rate environments.

We employ leverage to enhance our returns. To date, our debt has consisted entirely of borrowings collateralized by a pledge of our mortgage-backed securities. On our balance sheet, these borrowings appear as Repurchase Agreements. Our leverage, measured as a ratio of debt-to-equity, typically is managed in a band of 8:1 to 12:1.

We are self-advised and self-managed. Management incentives are tied to book value and earnings, and we have no performance fees for management. Our low general and administrative expense ratio keeps our operating costs low and adds to shareholder return.



MICHAEL A. J. FARRELL	WELLINGTON DENAHAN	KATHRYN FAGAN	JENNIFER KARVE
Chairman, President & CEO	Vice Chairman & Chief Investment Officer	Chief Financial Officer & Treasurer	Executive Vice President & Corporate Secretary

"THERE IS NOTHING


ELECTRICIT
Fig. 3
Fig. 1

IN THIS WORLD


Fig. 8

CONSTANT,


Fig. 4

BUT INCONSTANCY."


Fig. 5

JONATHAN SWIFT • IRISH WRITER AND POLITICIAN • 18TH CENTURY



Michael A. J. Farrell

"The more things change, the more they remain the same." Unlike the other sayings we feature in this year's Annual Report, I don't think that this bit of received wisdom is necessarily true. I have personally witnessed much change over the years in the bond investing business and many things have not remained the same. I have had a seat on the 50 yard line for the changes that have occurred in the financial markets: from over-the-counter negotiated markets to electronic distribution systems; the collapse of market spreads as a result of more transparent information and data; and the growth of the global capital markets. Needless to say, things have changed quite a lot in my 30 years in the business, and very little has stayed the same. Except for one thing: the need for transparency in financial models.

With all of the outrageous goings-on of the past few years—corporate scandals, the destruction of capital in the dot.com era, stock exchange participants front-running investors, mutual funds giving uneven access to hedge funds, foreign governments refusing to service their debt—the one constant in all of these events is a lack of transparency. This will change. I believe that we are headed for an era in which governments, companies and individuals will be measured by the clarity of their financial statements and operations and I think that this is a good thing. In fact, we at Annaly have always thought it was a good thing: As we mark the end of another successful year, we are reminded that transparency has been a guiding principal of our investing and reporting system since inception.

In the absence of change, the daunting challenges currently faced by the American economy will become an intimidating source of peril in coming years. The Federal government is running an ever-deepening budget deficit, states are also operating at deficits, and individuals are amassing large amounts of consumer debt. It will take a sustained period of repair for institutions and individuals to reduce their debt levels and position themselves to grow robustly again. It is a mistake to underestimate the time that this will take to heal. Unless our elected policy makers dedicate themselves to making hard decisions rather than delaying the day of reckoning via accounting games, then America's fiscal balance sheet will be the on the front pages of the world's newspapers for many years to come.

Whoever leads the country for the next four years will face problems that have been caused by generations of successive trade, fiscal and social policies. There is plenty of blame to go around. Pick any administration and it's easy to do an autopsy on the policy errors. This is not about Monday morning quarterbacking. What's done is done. The question now is "How do we change the outcome?" Unlike others on the scene, I am not writing a letter about the downfall of America. Rather, I see the glimmer of hope that real change can bring, and why America is still the best place to invest. The difference is that this time, real change will take real time and real caution about credit exposure, business risk and return expectations.

The amount of debt being generated by our nation, our municipalities and our consumers is creating a change in the way that America's balance sheet will be financed in the coming years. History has shown that deep federal budget deficits are met, and cured, by steep yield curves. Financial companies like ours operate best in a steep yield curve environment. As I've said in conferences with investors in the US and throughout the world, this is not a good environment for our country; it is however, the landscape in which we are going to drive our business going forward.

A steep yield curve will change the way America's balance sheet gets financed regardless of how and when America's fiscal and monetary policy-makers begin what can only be a gradual, patchwork process of repairing and adapting to the trade issues, structural employment changes and demographic challenges of the next twenty years. Nominal interest rates may change, but as long as deficits are on the horizon the shape of the yield curve will remain relatively steep. As an optimist, I feel that the creative destruction that defines American capitalism will work its magic again, but this is a long-term view. I just think it might be a long and painful transition to the new world of global competition and balancing the nation's budgets.

The highlights of 2003 will reflect a year of heightened market uncertainty, interest rate volatility and extremely fast refinancing activity. In this environment, Annaly turned in another strong performance, earning $1.95 per share, generating a return on equity of over 16% and expanding our balance sheet.

As I write this letter, Annaly is focused on changing itself to meet this emerging environment. Our management team is comprised of people who are extremely talented at analyzing and managing the cash flows of residential mortgages in order to generate high current income for our investors. We have also been hard at work building up a global network to distribute our skills via partnerships throughout the world. In the merger of Annaly and FIDAC, we are positioning our company for the future outlined in this letter: transparency linked to a global operating company.

As shareholders, you have a vote in determining this path of change. You can rest assured that while Annaly will be at the forefront of change in the financial services world, we will never sacrifice the transparency, liquidity or focus that have been the critical attributes you have come to value in and expect from us.

Prodesse non nocere.



March 17, 2004

Annaly's team is experienced in Wall Street trading, management and operations, with a specialization in investing in mortgage-backed securities on a leveraged basis. Senior management founded Annaly Mortgage Management in November 1996, and since our IPO in October 1997, has raised almost $1.5 billion in subsequent offerings, making Annaly the largest mortgage REIT. Annaly has consistently generated double-digit returns for its shareholders. Annaly Mortgage Management's success and future growth prospects are based on the proven ability of its strong and seasoned management team to deliver excellent results in volatile markets.


Annaly
FIDAC

Seated left to right: Kathryn Fagan, James Fortescue, Wellington Denahan, Michael Farrell, Jennifer Karve, Rose-Marie Lyght

Standing left to right: Nathalie Uribe, Dennis Malloy, Jill Washington, Annie Montoya, Ronald Kazel, Joseph Dworsky, Jeremy Diamond, Deasy Andriani, Nancy Murtha, Kristopher Konrad, Isabel Gordillo, Martha Sherman, Konstantin Pavlov, Michelle Trilli, Alexandra Denahan

"THE WORLD HATES CHANGE,



YET IT IS THE



ONLY THING THAT HAS



BROUGHT PROGRESS."



CHARLES F. KETTERING • AMERICAN INVENTOR AND PHILANTHROPIST • 20TH CENTURY

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
(dollars in thousands, except for per share data)					
Statement of Operations Data:					
Interest income	**$ 337,433**	$ 404,165	$ 263,058	$ 109,750	$ 89,812
Interest expense	**182,004**	191,758	168,055	92,902	69,846
Net interest income	**$ 155,429**	$ 212,407	$ 95,003	$ 16,848	$ 19,966
Gain on sale of mortgage-backed securities	**40,907**	21,063	4,586	2,025	454
General and administrative expenses (G&A expense)	**16,233**	13,963	7,311	2,286	2,281
Net income	**$ 180,103**	$ 219,507	$ 92,278	$ 16,587	$ 18,139
Basic net income per average share	**$1.95**	$2.68	$2.23	$1.18	$1.41
Diluted net income per average share	**$1.94**	$2.67	$2.21	$1.15	$1.35
Dividends declared per share	**$1.95**	$2.67	$1.75	$1.15	$1.38

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Balance Sheet Data:					
Mortgage-Backed Securities, net	**$11,956,512**	$11,551,857	$ 7,575,379	$ 1,978,219	$ 1,437,793
Total assets	**12,990,286**	11,659,084	7,717,314	2,035,029	1,491,322
Repurchase agreements	**11,012,903**	10,163,174	6,367,710	1,628,359	1,338,296
Total liabilities	**11,841,066**	10,579,018	7,049,957	1,899,386	1,388,050
Stockholders' equity	**1,149,220**	1,080,066	667,357	135,642	103,272
Number of common shares outstanding	**96,074,096**	84,569,206	59,826,975	14,522,978	13,581,316
Other Data:					
Average total assets	**$12,975,039**	$10,486,423	$ 5,082,852	$ 1,652,459	$ 1,473,765
Average earning assets	**12,007,333**	9,575,365	4,682,780	1,564,491	1,461,254
Average borrowings	**11,549,368**	9,128,933	4,388,900	1,449,999	1,350,230
Average equity	**1,122,633**	978,107	437,376	117,727	117,685
Yield on average interest earning assets	**2.81%**	4.22%	5.62%	7.02%	6.15%
Cost of funds on average interest bearing liabilities	**1.58%**	2.10%	3.83%	6.41%	5.17%
Interest rate spread	**1.23%**	2.12%	1.79%	0.61%	0.98%
Financial Ratios:					
Net interest margin (net interest income/average total assets)	**1.20%**	2.03%	1.87%	1.02%	1.35%
G&A expense as a percentage of average total assets	**0.13%**	0.13%	0.14%	0.14%	0.15%
G&A expense as a percentage of average equity	**1.45%**	1.43%	1.67%	1.94%	1.94%
Return on average total assets	**1.39%**	2.09%	1.82%	1.00%	1.23%
Return on average equity	**16.04%**	22.44%	21.10%	14.09%	15.41%

OVERVIEW

We are a real estate investment trust that owns and manages a portfolio of mortgage-backed securities and agency debentures. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our investment securities and the costs of borrowing to finance our acquisition of investment securities.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this annual report, and certain statements contained in our future filings with the Securities and Exchange Commission (the "SEC" or the "Commission"), in our press releases or in our other public or shareholder communications may not be, based on historical facts and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements which are based on various assumptions, (some of which are beyond our control) may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms, or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates, changes in yield curve, changes in prepayment rates, the availability of mortgage backed securities for purchase, the availability of financing and, if available, the terms of any financing and risks related to our acquisition of FIDAC. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors." We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

We are a real estate investment trust that owns and manages a portfolio of mortgage-backed securities and agency debentures. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our investment securities and the costs of borrowing to finance our acquisition of investment securities.

We are primarily engaged in the business of investing, on a leveraged basis, in mortgage pass-through certificates, collateralized mortgage obligations and other mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans (collectively, "Mortgage-Backed Securities"). We also invest in Federal Home Loan Bank ("FHLB"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Federal National Mortgage Association ("FNMA") debentures. The Mortgage-Backed Securities and agency debentures are collectively referred to herein as "Investment Securities."

Under our capital investment policy, at least 75% of our total assets must be comprised of high-quality mortgage-backed securities and short-term investments. High quality securities means securities that (1) are rated within one of the two highest rating categories by at least one of the nationally recognized rating agencies, (2) are unrated but are guaranteed by the United States government or an agency of the United States government, or (3) are unrated but we determine them to be of comparable quality to rated high-quality mortgage-backed securities.

The remainder of our assets, comprising not more than 25% of our total assets, may consist of other qualified REIT real estate assets which are unrated or rated less than high quality, but which are at least "investment grade" (rated "BBB" or better by Standard & Poor's Corporation ("S&P") or the equivalent by another nationally recognized rating agency) or, if not rated, we determine them to be of comparable credit quality to an investment which is rated "BBB" or better.

We may acquire mortgage-backed securities backed by single-family residential mortgage loans as well as securities backed by loans on multi-family, commercial or other real estate-related properties. To date, all of the mortgage-backed securities that we have acquired have been backed by single-family residential mortgage loans.

We have elected to be taxed as a REIT for federal income tax purposes. Pursuant to the current federal tax regulations, one of the requirements of maintaining its status as a REIT is that we must distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain) to our stockholders, subject to certain adjustments.

The results of our operations are affected by various factors, many of which are beyond our control. The results of our operations primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of and demand for such assets. Our net interest income, which reflects the amortization of purchase premiums, varies primarily as a result of changes in interest rates, borrowing costs and prepayment speeds, the behavior of which involves various risks and uncertainties. Prepayment speeds, as reflected by the Constant Prepayment Rate, or CPR, and interest rates vary according to the type of investment, conditions in financial markets, competition and other factors, none of which can be predicted with any certainty. In general, as prepayment speeds on our Mortgage-Backed Securities portfolio increase, related purchase premium amortization increases, thereby reducing the net yield on such assets. The CPR on our Investment Securities portfolio averaged 42% and 33% for the years ended December 31, 2003 and 2002, respectively. Since changes in interest rates may significantly affect our activities, our operating results depend, in large part, upon our ability to effectively manage interest rate risks and prepayment risks while maintaining our status as a REIT.

The following table presents the CPR experienced on our Mortgage-Backed Securities portfolio, on an annualized basis, for the quarterly periods presented.

Quarter Ended	CPR
December 31, 2003	37%
September 30, 2003	48%
June 30, 2003	44%
March 31, 2003	41%
December 31, 2002	43%

We believe that the CPR in future periods will depend, in part, on changes in and the level of market interest rates across the yield curve, with higher CPRs expected during periods of declining interest rates and lower CPRs expected during periods of rising interest rates.

We have extended contractual maturities on borrowings, such that, our weighted average contractual maturity on our repurchase agreements was 203 days at December 31, 2003, as compared to 166 days at December 31, 2002.

The table below provides quarterly information regarding our average balances, interest income, interest expense, yield on assets, cost of funds and net interest income for the quarterly periods presented.

	Investment Securities Held (1)	Average Income on Investment Securities	Average Cash Equivalents	Total Interest Income	Yield on Average Interest Earning Assets	Average Balance of Repurchase Agreements	Interest Expense	Average Cost of Funds	Net Interest Income
(Ratios for the four quarters in 2003 have been annualized, dollars in thousands)									
For the Quarter Ended December 31, 2003	$11,799,730	$89,186	—	$89,186	3.02%	$11,235,908	$42,264	1.50%	$46,922
For the Quarter Ended September 30, 2003	$12,577,165	$66,855	—	$66,855	2.13%	$12,186,985	$43,922	1.44%	$22,933
For the Quarter Ended June 30, 2003	$12,815,290	$93,892	—	$93,892	2.93%	$12,311,329	$51,770	1.68%	$42,122
For the Quarter Ended March 31, 2003	$10,837,147	$87,500	—	$87,500	3.23%	$10,463,251	$44,048	1.68%	$43,452

(1) Does not reflect unrealized gains/(losses).

We continue to explore alternative business strategies, alternative investments and other strategic initiatives to complement our core business strategy of investing, on a leveraged basis, in high quality Investment Securities. No assurance, however, can be provided that any such strategic initiative will or will not be implemented in the future.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based on the amounts reported our financial statements. These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make various judgments, estimates and assumptions that affect the reported amounts. Changes in these estimates and assumptions could have a material effect on our financial statements. The following is a summary of our policies most affected by management's judgments, estimates and assumptions.

Market valuation of Investment Securities: All assets classified as available-for-sale are reported at fair value, based on market prices. Although we generally intend to hold most of its investment securities until maturity, we may, from time to time, sell any of our Investment Securities as part of its overall management of our statement of financial condition. Accordingly, this flexibility requires us to classify all of our investment securities as available-for-sale. Our policy is to obtain market values from three independent sources and record the market value of the securities based on the average of the three. Unrealized losses on Investment Securities that are considered other than temporary, as measured by the amount of decline in fair value attributable to factors other than temporary, are recognized in income and the cost basis of the Mortgage-Backed Securities is adjusted. There were no such adjustments for the years ended December 31, 2003, 2002, and 2001.

Investment Securities transactions are recorded on the trade date. Purchases of newly issued securities are recorded when all significant uncertainties regarding the characteristics of the securities are removed, generally shortly before settlement date. Realized gains and losses on such transactions are determined on the specific identification basis.

Interest income: Interest income is accrued based on the outstanding principal amount of the outstanding principal amount of the Investment Securities and their contractual terms. Premiums and discounts associated with the purchase of the Investment Securities are amortized into interest income over the lives of the securities using the interest method. Our policy for estimating prepayment speeds for calculating the effective yield is to evaluate historical performance, street consensus prepayment speeds, and current market conditions.

Repurchase Agreements: We finance the acquisition of our Investment Securities through the use of repurchase agreements. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Accrued interest is recorded as a separate line item.

Income Taxes: We have elected to be taxed as a REIT and intend to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, we will not be subjected to federal income tax to the extent of our distributions to shareholders and as long as certain asset, income and stock ownership tests are met.

Results of Operations
Net Income Summary

For the year ended December 31, 2003, our net income was $180.1 million or $1.95 basic earnings per average share, as compared to $219.5 million or $2.68 basic earnings per average share for the year ended December 31, 2002. For the year ended December 31, 2001, our net income was $92.3 million, or $2.23 basic earnings per average share. Net income per average share decreased by $0.73 and total net income decreased $39.4 million for the year ended December 31, 2003, when compared to the year ended December 31, 2002. The reason for the decline in net income was due to the interest rate spread decreased to 1.23% in 2003 from 2.12% for the prior year. The primary reason for the decline in interest rate spread is the amortization of premium paid on the mortgage-backed securities. The total amortization for the year ended December 31, 2003 was $216.6 million and for the year ended December 31, 2002 was $106.2 million. The trend of record prepayment levels began to decline in the fourth quarter of the year. This was evidenced by the amortization for the fourth quarter of $38.4 million, in comparison to the third quarter of 2003 of $72.0 million. Net income per average share increased by $0.45 and total net income increased by $127.2 million for the year ended December 31, 2002, when compared to the year ended December 31, 2001. The increase in 2002 net income over 2001 is attributable to our acquisition of additional mortgage-backed securities using proceeds raised from our January 2002 public offering and Equity Shelf Program during the year and the increase in the interest rate spread between our interest-earning assets and our interest-bearing liabilities. We compute our net income per share by dividing net income by the weighted average number of shares of outstanding common stock during the period, which was 92,215,352 for the year ended December 31, 2003, 82,044,141 for the year ended December 31, 2002, and 41,439,631 for the year ended December 31, 2001. Dividends per share for the year ended December 31, 2003 were $1.95, or an aggregate of $179.3 million. Dividends per share for the year ended December 31, 2002 were $2.67 per share, or $223.6 million in total. Dividends per share for the year ended December 31, 2001 were $1.75 per share, or $88.4 million in total. Our return on average equity was 16.04% for the year ended December 31, 2003, 22.44% for the year ended December 31, 2002, and 21.1% for the year ended December 31, 2001. The decrease in return on equity in 2003 compared to 2002 is primarily due to a decline in spread income. The table below presents the net income summary for the years ended December 31, 2003, 2002, 2001, 2000, and 1999.

NET INCOME SUMMARY

(dollars in thousands, except for per share data)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Interest income	**$ 337,433**	$ 404,165	$ 263,058	$ 109,750	$ 89,812
Interest expense	**182,004**	191,758	168,055	92,902	69,846
Net interest income	**155,429**	$ 212,407	$ 95,003	$16,848	$ 19,966
Gain on sale of Mortgage-Backed Securities	**40,907**	21,063	4,586	2,025	454
General and administrative expenses	**16,233**	13,963	7,311	2,286	2,281
Net income	**$ 180,103**	$ 219,507	$ 92,278	$ 16,587	$ 18,139
Average number of basic shares outstanding	**92,215,352**	82,044,141	41,439,631	14,089,436	12,889,510
Average number of diluted shares outstanding	**93,031,253**	82,282,883	41,857,498	14,377,459	13,454,007
Basic net income per share	**$1.95**	$2.68	$2.23	$1.18	$1.41
Diluted net income per share	**$1.94**	$2.67	$2.21	$1.15	$1.35
Average total assets	**$12,975,039**	$10,486,423	$ 5,082,852	$ 1,652,459	$ 1,473,765
Average equity	**1,122,633**	978,107	437,376	117,727	117,685
Return on average total assets	**1.39%**	1.43%	1.82%	1.00%	1.23%
Return on average equity	**16.04%**	22.44%	21.10%	14.09%	15.41%

Interest Income and Average Earning Asset Yield

We had average earning assets of $12.0 billion for the year ended December 31, 2003. We had average earning assets of $9.6 billion for the year ended December 31, 2002. We had average earning assets of $4.7 billion for the year ended December 31, 2001. Our primary source of income for the years ended December 31, 2003, 2002, and 2001 was interest income. A portion of our income was generated by gains on the sales of our mortgage-backed securities. Our interest income was $337.4 million for the year ended December 31, 2003, $404.2 million for the year ended December 31, 2002, and $263.1 million for the year ended December 31, 2001. Our yield on average earning assets was 2.81%, 4.22%, and 5.62% for the same respective periods. Our yield on average earning assets decreased by 1.41% for the year ended December 31, 2003 in comparison to the prior year. The declining yields were the direct result of increased amortization on our assets due to the rise in prepayments, especially in the third quarter of 2003. The homeowners' prepayment option makes the average term, yield and performance of a mortgage-backed security uncertain because of the uncertainty in timing the return of principal. In general, prepayments decrease the total yield on a bond purchased at a premium, because over the life of the bond that premium has to be amortized. The faster prepayments, the shorter the life of the security, which results in increased amortization. Our average earning asset balance increased by $2.4 billion for the year ended December 31, 2003, when compared to the prior year. Our asset base increased resulting from the inflow of capital from our public offering and Equity Shelf Program during the year ended December 31, 2003. Even with increased average earning assets, interest income declined because of the 141 basis point decline in yield on average earning assets. Our yield on average earning assets decreased by 140 basis points and our average earning asset balance increased by $4.9 billion for the year ended December 31, 2002, when compared to the prior year. Due to the increase in assets resulting from the three public offerings during the year ended December 31, 2002, interest income increased by $141.1 million. The table below shows our average balance of cash equivalents and investment securities, the yields we earned on each type of earning assets, our yield on average earning assets and our interest income for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, and the four quarters in 2003.

Average Earning Asset Yield

(ratios for the four quarters in 2003 have been annualized, dollars in thousands)

	Average Cash Equivalents	Average Investment Securities	Average Earning Assets	Yield on Average Cash Equivalents	Yield on Average Investment Securities	Yield on Average Earning Assets	Interest Income
For the Year Ended December 31, 2003	**—**	**$12,007,333**	**$12,007,333**	**—**	**2.81%**	**2.81%**	**$337,433**
For the Year Ended December 31, 2002	$ 2	$ 9,575,365	$ 9,575,365	1.14%	4.22%	4.22%	$404,165
For the Year Ended December 31, 2001	$ 2	$ 4,682,778	$ 4,682,780	3.25%	5.62%	5.62%	$263,058
For the Year Ended December 31, 2000	$263	$ 1,564,228	$ 1,564,491	4.18%	7.02%	7.02%	$109,750
For the Year Ended December 31, 1999	$221	$ 1,461,033	$ 1,461,254	4.10%	6.15%	6.15%	$ 89,812
For the Quarter Ended December 31, 2003	**—**	**$11,799,730**	**$11,799,730**	**—**	**3.02%**	**3.02%**	**$ 89,186**
For the Quarter Ended September 30, 2003	**—**	**$12,577,165**	**$12,577,165**	**—**	**2.13%**	**2.13%**	**$ 66,855**
For the Quarter Ended June 30, 2003	**—**	**$12,815,290**	**$12,815,290**	**—**	**2.93%**	**2.93%**	**$ 93,892**
For the Quarter Ended March 31, 2003	**—**	**$10,837,147**	**$10,837,147**	**—**	**3.23%**	**3.23%**	**$ 87,500**

The Constant Prepayment Rate increased to 42% for the year ended December 31, 2003, as compared to 33% for the year ended December 31, 2002 and 26% for the year ended December 31, 2001. The homeowners' prepayment option makes the average term yield and performance of a mortgage-backed security uncertain because of the uncertainty in timing the return of principal. In general, prepayments decrease the total yield on a bond purchased at a premium, because over life of the bond that premium has to be amortized. The faster prepayments, the shorter the life of the security, which results in the increased amortization. The total amortization for the year ended December 31, 2003, 2002, and 2001 was $216.6 million, $106.2 million, and $36.9 million, respectively. For the first, second, third, and fourth quarters of 2003, amortization was $48.6 million, $57.6 million, $72.0 million, and $38.4 million, respectively. The third quarter experienced the highest level of prepayments and in the fourth quarter we experienced a decline in the prepayment speeds.

Interest Expense and the Cost of Funds

We had average borrowed funds of $11.5 billion for the year ended December 31, 2003, $9.1 billion for the year ended December 31, 2002 and $4.4 billion for the year ended December 31, 2001. Interest expense totaled $182.0 million, $191.8 million and $168.1 million for the years ended December 31, 2003, 2002, and 2001, respectively. Our average cost of funds was 1.58% for the year ended December 31, 2003, 2.10% for the year ended December 31, 2002 and 3.83% for the year ended December 31, 2001. The cost of funds rate decreased by 52 basis points and the average borrowed funds increased by $2.4 billion for the year ended December 31, 2003. Interest expense for the year ended December 31, 2003 declined $9.8 million, even with the increase in the average borrowed funds for the year. Since a substantial portion of our repurchase agreements are short term, market rates are directly reflected in our interest expense. The average one-month LIBOR for the year ended December 31, 2003 was 1.21%, as compared to 1.77% for the year ended December 31, 2002. This downward trend of short-term interest rates stabilized in the third and fourth quarters of 2003, with the average one-month LIBOR at 1.11% for the third quarter and 1.13% for the fourth quarter. Interest expense for the year ended December 31, 2002 increased $23.7 million, from $168.1 million to $191.8 million. We increased our asset base by raising approximately $379.5 million of additional capital in 2002. As a result, we increased the amounts borrowed under repurchase agreements. Consequently, the increased interest expense for the year 2002 is the result of our growth. The table on the following page shows our average borrowed funds and average cost of funds as compared to average one-month and average six-month LIBOR for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, and the four quarters in 2003.

Average Cost of Funds

(Ratios for the four quarters in 2003 have been annualized, dollars in thousands)

	Average Borrowed Funds	Interest Expense	Average Cost of Funds	Average One-Month LIBOR	Average Six-Month LIBOR	Average One-Month LIBOR Relative to Average Six-Month LIBOR	Average Cost of Funds Relative to Average One-Month LIBOR	Average Cost of Funds Relative to Average Six-Month LIBOR
For the Year Ended December 31, 2003	**$11,549,368**	**$182,004**	**1.58%**	**1.21%**	**1.23%**	**(0.02%)**	**0.37%**	**0.35%**
For the Year Ended December 31, 2002	$ 9,128,933	$191,758	2.10%	1.77%	1.88%	(0.11%)	0.33%	0.22%
For the Year Ended December 31, 2001	$ 4,388,900	$168,055	3.83%	3.88%	3.73%	0.15%	(0.05%)	0.10%
For the Year Ended December 31, 2000	$ 1,449,999	$ 92,902	6.41%	6.41%	6.66%	(0.25%)	—	(0.25%)
For the Year Ended December 31, 1999	$ 1,350,230	$ 69,846	5.17%	5.25%	5.53%	(0.28%)	(0.08%)	(0.36%)
For the Quarter Ended December 31, 2003	**$11,235,908**	**$ 42,264**	**1.50%**	**1.13%**	**1.23%**	**(0.10%)**	**0.37%**	**0.27%**
For the Quarter Ended September 30, 2003	**$12,186,985**	**$ 43,922**	**1.44%**	**1.11%**	**1.17%**	**(0.06%)**	**0.33%**	**0.27%**
For the Quarter Ended June 30, 2003	**$12,311,329**	**$ 51,770**	**1.68%**	**1.26%**	**1.20%**	**0.06%**	**0.42%**	**0.48%**
For the Quarter Ended March 31, 2003	**$10,463,252**	**$ 44,048**	**1.68%**	**1.34%**	**1.33%**	**0.01%**	**0.34%**	**0.35%**

Net Interest Income

Our net interest income, which equals interest income less interest expense, totaled $155.4 million for the year ended December 31, 2003, $212.4 million for the year ended December 31, 2002, and $95.0 million for the year ended December 31, 2001. Our net interest spread, which equals the yield on average interest-earning assets for the period less the average cost of funds for the period, was 1.23% for the year ended December 31, 2003, which is a 0.89% decrease over the prior year. Our net interest income decreased $57.0 million for the year ended December 31, 2003 over the prior year. This was the direct result of the CPR, which increased from 33% in the prior year to 42%. The CPR for the four quarters in 2003 was 41%, 44%, 48%, and 37%, respectively. The third quarter of 2003 was the highest weighted average CPR in our history. The net interest spread for the year ended December 31, 2002 was 2.12%, as compared to 1.79% for the year ended December 31, 2001. Our net interest income increased by $117.4 million for the year ended December 31, 2002 over the prior year. The increase in our balance sheet which resulted from our raising additional capital in 2002, along with the 0.33% increase in the interest rate spread. Net interest margin, which equals net interest income divided by average total assets, was 1.20% for the year ended December 31, 2003, 2.03% for the year ended December 31, 2002, and 1.87% for the year ended December 31, 2001.

The table below shows our interest income by earning asset type, average earning assets by type, total interest income, interest expense, average repurchase agreements, average cost of funds, and net interest income for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, and the four quarters in 2003.

Net Interest Income

(Ratios for the four quarters in 2003 have been annualized, dollars in thousands)

	Average Investment Securities Held	Interest Income on Investment Securities	Average Cash Equivalents	Total Interest Income	Yield on Average Interest Earning Assets	Average Balance of Repurchase Agreements	Interest Expense	Average Cost of Funds	Net Interest Income
For the Year Ended December 31, 2003	**$12,007,333**	**$337,433**	**—**	**$337,433**	**2.81%**	**$11,549,368**	**$182,004**	**1.58%**	**$155,429**
For the Year Ended December 31, 2002	$ 9,575,365	$404,165	$ 2	$404,165	4.22%	$ 9,128,933	$191,758	2.10%	$212,407
For the Year Ended December 31, 2001	$ 4,682,778	$263,058	$ 2	$263,058	5.62%	$ 4,388,900	$168,055	3.83%	$ 95,003
For the Year Ended December 31, 2000	$ 1,564,228	$109,739	$263	$109,750	7.02%	$ 1,449,999	$ 92,902	6.41%	$ 16,848
For the Year Ended December 31, 1999	$ 1,461,033	$ 89,801	$221	$ 89,812	6.15%	$ 1,350,230	$ 69,846	5.17%	$ 19,966
For the Quarter Ended December 31, 2003	**$11,799,730**	**$ 89,186**	**—**	**$ 89,186**	**3.02%**	**$11,235,908**	**$ 42,264**	**1.50%**	**$ 46,922**
For the Quarter Ended September 30, 2003	**$12,577,165**	**$ 66,855**	**—**	**$ 66,855**	**2.13%**	**$12,186,985**	**$ 43,922**	**1.44%**	**$ 22,933**
For the Quarter Ended June 30, 2003	**$12,815,290**	**$ 93,892**	**—**	**$ 93,892**	**2.93%**	**$12,311,329**	**$ 51,770**	**1.68%**	**$ 42,122**
For the Quarter Ended March 31, 2003	**$10,837,147**	**$ 87,500**	**—**	**$ 87,500**	**3.23%**	**$10,463,251**	**$ 44,048**	**1.68%**	**$ 43,452**

Gains and Losses on Sales of Mortgage-Backed Securities

For the year ended December 31, 2003, we sold mortgage-backed securities with an aggregate historical amortized cost of $2.9 billion for an aggregate gain of $40.9 million. For the year ended December 31, 2002, we sold mortgage-backed securities with an aggregate historical amortized cost of $2.1 billion for an aggregate gain of $21.1 million. For the year ended December 31, 2001, we sold mortgage-backed securities with an aggregate historical amortized cost of $1.2 billion for an aggregate gain of $4.6 million. For the year ended December 31, 2000, we sold mortgage-backed securities with an aggregate historical amortized cost of $487.8 million for an aggregate gain of $2.0 million. The gain on sale of assets for the year ended December 31, 2003 increased by $19.8 million over the prior year. The gain on sale of assets for the year ended December 31, 2002 increased by $16.5 million over the prior year. The gain on sale of assets for the year ended December 31, 2001 increased by $2.6 million over the prior year. Even though the gain for the year 2001 increased over the prior year, as a percentage of total income it declined. We do not expect to sell assets on a frequent basis, but may from time to time sell existing assets to move into new assets, which our management believes might have higher risk-adjusted returns, or to manage our balance sheet as part of our asset/liability management strategy.

General and Administrative Expenses

General and administrative ("G&A") expenses were $16.2 million for the year ended December 31, 2003, $14.0 million for the year ended December 31, 2002, and $7.3 million for the year ended December 31, 2001. G&A expenses as a percentage of average total assets was 0.13%, 0.13% and 0.14%, for the years ended December 31, 2003, 2002, and 2001, respectively. G&A expense has increased proportionately with our increased capital base and the growth in staff from 15 at the end of 2002 to 20 at the end of 2003. Salaries and bonuses for the years ended December 31, 2003, 2002, and 2001 were $11.5 million, $10.8 million, and $4.7 million. Even with the increased asset base, G&A expense as a percentage of average assets has not increased. The table below shows our total G&A expenses as compared to average total assets and average equity for the years ended December 31, 2003, 2002, 2001, 2000, 1999, and the four quarters in 2003.

G&A Expenses and Operating Expense Ratios

(Ratios for the four quarters in 2003 have been annualized, dollars in thousands)	Total G&A Expenses	Total G&A Expenses/ Average Assets	Total G&A Expenses/ Average Equity
For the Year Ended December 31, 2003	**$16,233**	**0.13%**	**1.45%**
For the Year Ended December 31, 2002	$13,963	0.13%	1.43%
For the Year Ended December 31, 2001	$ 7,311	0.14%	1.67%
For the Year Ended December 31, 2000	$ 2,286	0.14%	1.94%
For the Year Ended December 31, 1999	$ 2,281	0.15%	1.94%
For the Quarter Ended December 31, 2003	**$ 4,225**	**0.13%**	**1.47%**
For the Quarter Ended September 30, 2003	**$ 4,110**	**0.12%**	**1.42%**
For the Quarter Ended June 30, 2003	**$ 4,201**	**0.12%**	**1.50%**
For the Quarter Ended March 31, 2003	**$ 3,697**	**0.12%**	**1.37%**

Net Income and Return on Average Equity

Our net income was $180.1 million for the year ended December 31, 2003, $219.5 million for the year ended December 31, 2002, and $92.3 million for the year ended December 31, 2001. Our return on average equity was 16.04% for the year ended December 31, 2003, 22.44% for the year ended December 31, 2002, and 21.1% for the year ended December 31, 2001. Net income decreased by $39.4 million in the year 2003 over the previous year, due to the declining interest rate spread. Net income increased by $127.2 million in the year 2002 over the previous year, due to the increased asset base and the increase in the average interest rate spread. In addition to spread income, we were able to take advantage of appreciation in asset value in 2003, 2002, and 2001. The table on the following page shows our net interest income, gain on sale of Mortgage-Backed Securities and G&A expenses each as a percentage of average equity, and the return on average equity for the years ended December 31, 2003, 2002, 2001, 2000, 1999, and for the four quarters in 2003.

Components of Return on Average Equity

(Ratios for the four quarters in 2003 have been annualized)	Net Interest Income/Average Equity	Gain on Sale of Mortgage-Backed Securities/Average Equity	G&A Expenses/Average Equity	Return on Average Equity
For the Year Ended December 31, 2003	**13.85%**	**3.64%**	**1.45%**	**16.04%**
For the Year Ended December 31, 2002	21.72%	2.15%	1.43%	22.44%
For the Year Ended December 31, 2001	21.72%	1.05%	1.67%	21.10%
For the Year Ended December 31, 2000	14.31%	1.72%	1.94%	14.09%
For the Year Ended December 31, 1999	16.97%	0.38%	1.94%	15.41%
For the Quarter Ended December 31, 2003	**16.36%**	**—**	**1.47%**	**14.89%**
For the Quarter Ended September 30, 2003	**7.95%**	**3.35%**	**1.42%**	**9.88%**
For the Quarter Ended June 30, 2003	**15.06%**	**7.23%**	**1.50%**	**20.79%**
For the Quarter Ended March 31, 2003	**16.11%**	**4.09%**	**1.37%**	**18.83%**

Financial Condition
Investment Securities

All of our Mortgage-Backed Securities at December 31, 2003, 2002, and 2001 were adjustable-rate or fixed-rate mortgage-backed securities backed by single-family mortgage loans. All of the mortgage assets underlying these Mortgage-Backed Securities were secured with a first lien position on the underlying single-family properties. All our mortgage-backed securities were FHLMC, FNMA or GNMA mortgage pass-through certificates or CMOs, which carry an implied "AAA" rating. We mark-to-market all of our earning assets at fair value.

All of our Agency Debentures are callable and carry an implied "AAA" rating. We mark-to-market all of our agency debentures at fair value.

We accrete discount balances as an increase in interest income over the life of discount investment securities and we amortize premium balances as a decrease in interest income over the life of premium investment securities. At December 31, 2003, 2002, and 2001, we had on our balance sheet a total of $1.5 million, $664,000, and $2.1 million respectively, of unamortized discount (which is the difference between the remaining principal value and current historical amortized cost of our investment securities acquired at a price below principal value) and a total of $301.3 million, $274.6 million, and $139.4 million respectively, of unamortized premium (which is the difference between the remaining principal value and the current historical amortized cost of our investment securities acquired at a price above principal value).

We received mortgage principal repayments of $8.3 billion for the year ended December 31, 2003, $4.7 billion for the year ended December 31, 2002, and $1.7 billion for the year ended December 31, 2001. The overall prepayment speed for the year ended December 31, 2003, 2002, 2001 was 42%, 33%, and 27% respectively. During the year ended December 31, 2003, the annual prepayment speed was the highest in our history at 42%. The result was record returns of principal for the year, relative to the asset size. The increase in prepayments in 2002 from 2001 was primarily because we acquired more mortgage-backed securities following our three public offerings. Given our current portfolio composition, if mortgage principal prepayment rates were to increase over the life of our mortgage-backed securities, all other factors being equal, our net interest income would decrease during the life of these mortgage-backed securities as we would be required to amortize our net premium balance into income over a shorter time period. Similarly, if mortgage principal prepayment rates were to decrease over the life of our mortgage-backed securities, all other factors being equal, our net interest income would increase during the life of these mortgage-backed securities as we would amortize our net premium balance over a longer time period.

The table below summarizes our Investment Securities at December 31, 2003, 2002, 2001, 2000, and 1999, and September 30, 2003, June 30, 2003, and March 31, 2003.

Investment Securities

(dollars in thousands)	Principal Value	Net Premium	Amortized Cost	Amortized Cost/ Principal Value	Estimated Fair Value	Estimated Fair Value/ Principal Value	Weighted Average Yield
At December 31, 2003	**$12,682,130**	**$299,810**	**$12,981,940**	**102.36%**	**$12,934,679**	**101.99%**	**2.96%**
At December 31, 2002	$11,202,384	$273,963	$11,476,347	102.45%	$11,551,857	103.12%	3.25%
At December 31, 2001	$ 7,399,941	$137,269	$ 7,537,210	101.86%	$ 7,575,379	102.37%	4.41%
At December 31, 2000	$ 1,967,967	$ 23,296	$ 1,991,263	101.18%	$ 1,978,219	100.52%	7.09%
At December 31, 1999	$ 1,452,917	$ 22,444	$ 1,475,361	101.54%	$ 1,437,793	98.96%	6.77%
At September 30, 2003	**$12,363,260**	**$293,694**	**$12,656,954**	**102.38%**	**$12,605,085**	**101.96%**	**2.35%**
At June 30, 2003	**$13,939,447**	**$322,838**	**$14,262,285**	**102.32%**	**$14,263,475**	**102.32%**	**2.87%**
At March 31, 2003	**$11,957,710**	**$289,360**	**$12,247,070**	**102.42%**	**$12,318,070**	**103.01%**	**2.83%**

The tables below set forth certain characteristics of our Investment Securities. The index level for adjustable-rate Investment Securities is the weighted average rate of the various short-term interest rate indices, which determine the coupon rate.

Adjustable-Rate Investment Security Characteristics

(dollars in thousands)	Principal Value	Weighted Average Coupon Rate	Weighted Average Index Level	Weighted Average Net Margin	Weighted Average Term to Next Adjustment	Weighted Average Lifetime Cap	Weighted Average Asset Yield	Principal Value at Period End as % of Total Investment Securities
At December 31, 2003	**$9,294,934**	**3.85%**	**2.25%**	**1.60%**	**23 months**	**9.86%**	**2.47%**	**73.29%**
At December 31, 2002	$7,007,062	4.10%	2.51%	1.59%	11 months	10.37%	2.33%	62.55%
At December 31, 2001	$5,793,250	5.90%	3.95%	1.95%	24 months	11.49%	3.87%	78.29%
At December 31, 2000	$1,454,356	7.61%	5.76%	1.85%	15 months	11.47%	7.24%	73.90%
At December 31, 1999	$ 951,839	7.33%	5.84%	1.49%	11 months	10.30%	7.64%	65.51%
At September 30, 2003	**$8,498,116**	**3.76%**	**2.17%**	**1.59%**	**22 months**	**9.75%**	**1.77%**	**68.74%**
At June 30, 2003	**$8,889,012**	**3.69%**	**2.18%**	**1.51%**	**18 months**	**9.70%**	**2.47%**	**63.77%**
At March 31, 2003	**$7,716,248**	**3.93%**	**2.31%**	**1.62%**	**13 months**	**10.04%**	**2.20%**	**64.53%**

Fixed-Rate Investment Security Characteristics

(dollars in thousands)	Principal Value	Weighted Average Coupon Rate	Weighted Average Asset Yield	Principal Value at Period End as % of Total Investment Securities
At December 31, 2003	**$3,387,197**	**5.77%**	**4.29%**	**26.71%**
At December 31, 2002	$4,195,322	6.76%	4.78%	37.45%
At December 31, 2001	$1,606,691	6.92%	6.33%	21.71%
At December 31, 2000	$ 513,611	6.62%	6.68%	26.10%
At December 31, 1999	$ 501,078	6.58%	7.01%	34.49%
At September 30, 2003	**$3,865,171**	**5.86%**	**3.63%**	**31.26%**
At June 30, 2003	**$5,050,434**	**5.97%**	**3.58%**	**36.23%**
At March 31, 2003	**$4,241,462**	**6.53%**	**3.98%**	**35.47%**

At December 31, 2003 we held investment securities with coupons linked to the one-year, two-year, three-year, and five-year Treasury indices, one-month and one-year LIBOR, six-month Auction Average, twelve-month moving average and the six-month CD rate. At December 31, 2002 we held investment securities with coupons linked to the one-year, three-year, and five-year Treasury indices, one-month and six-month LIBOR, six-month Auction Average, twelve-month moving average and the six-month CD rate.

Adjustable-Rate Investment Securities by Index

December 31, 2003	One-Month Libor	Six-Month Libor	Twelve-Month Libor	Six-Month Auction Average	12-Month Moving Average	11th District Cost of Funds	Interest Rate Step Up	Six-Month CD Rate	1-Year Treasury Index	2-Year Treasury Index	3-Year Treasury Index	5-Year Treasury Index	Monthly Federal Cost of Funds
Weighted Average Term to Next Adjustment	**1mo.**	**25 mo.**	**34 mo.**	**2 mo.**	**1 mo.**	**1 mo.**	**175 mo.**	**2 mo.**	**23 mo.**	**15 mo.**	**16 mo.**	**26 mo.**	**1 mo.**
Weighted Average Annual Period Cap	**None**	**2.14%**	**2.09%**	**1.00%**	**0.14%**	**None**	**2.00%**	**1.00%**	**1.88%**	**2.00%**	**2.00%**	**2.00%**	**None**
Weighted Average Lifetime Cap at December 31, 2003	**8.88%**	**9.88%**	**10.12%**	**13.04%**	**10.70%**	**12.42%**	**6.76%**	**11.62%**	**10.05%**	**11.92%**	**12.89%**	**12.63%**	**13.40%**
Principal Value as Percentage of Investment Securities at December 31, 2003	**17.26%**	**1.73%**	**12.00%**	**0.01%**	**0.53%**	**2.13%**	**2.21%**	**0.09%**	**35.10%**	**0.01%**	**0.44%**	**0.17%**	**1.61%**

Adjustable-Rate Investment Securities by Index

December 31, 2002	One-Month LIBOR	One-Year LIBOR	Six-Month Auction Average	12-Month Moving Average	Six-Month CD Rate	1-Year Treasury Index	2-Year Treasury Index	3-Year Treasury Index	5-Year Treasury Index
Weighted Average Term to Next Adjustment	1 mo.	41 mo.	2 mo.	1 mo.	2 mo.	22 mo.	10 mo.	20 mo.	31 mo.
Weighted Average Annual Period Cap	None	2.00%	2.00%	None	1.00%	1.93%	2.00%	2.00%	2.00%
Weighted Average Lifetime Cap at December 31, 2002	9.01%	11.31%	13.00%	10.37%	11.60%	11.83%	11.93%	12.83%	12.57%
Principal Value as Percentage of Mortgage-Backed Securities at December 31, 2002	32.43%	0.33%	0.03%	0.58%	0.14%	27.67%	0.03%	0.92%	0.42%

Borrowings

To date, our debt has consisted entirely of borrowings collateralized by a pledge of our investment securities. These borrowings appear on our balance sheet as repurchase agreements. At December 31, 2003, we had established uncommitted borrowing facilities in this market with 29 lenders in amounts which we believe are in excess of our trends. All of our investment securities are currently accepted as collateral for these borrowings. However, we limit our borrowings, and thus our potential asset growth, in order to maintain unused borrowing capacity and thus increase the liquidity and strength of our balance sheet.

For the year ended December 31, 2003, the term to maturity of our borrowings ranged from one day to three years, with a weighted average original term to maturity of 203 days at December 31, 2003. For the year ended December 31, 2002, the term to maturity of our borrowings ranged from one day to three years, with a weighted average original term to maturity of 166 days at December 31, 2002. For the year ended December 31, 2001, the term to maturity of our borrowings ranged from one day to three years, with a weighted average original term to maturity of 119 days at December 31, 2001.

At December 31, 2003, the weighted average cost of funds for all of our borrowings was 1.51% and the weighted average term to next rate adjustment was 90 days. At December 31, 2002, the weighted average cost of funds for all of our borrowings was 1.72% and the weighted average term to next rate adjustment was 124 days. At December 31, 2001, the weighted average cost of funds for all of our borrowings was 2.18% and the weighted average term to next rate adjustment was 85 days.

Liquidity

Liquidity, which is our ability to turn non-cash assets into cash, allows us to purchase additional investment securities and to pledge additional assets to secure existing borrowings should the value of our pledged assets decline. Potential immediate sources of liquidity for us include cash balances and unused borrowing capacity. Unused borrowing capacity will vary over time as the market value of our investment securities varies. Our balance sheet also generates liquidity on an on-going basis through mortgage principal repayments and net earnings held prior to payment as dividends. Should our needs ever exceed these on-going sources of liquidity plus the immediate sources of liquidity discussed above, we believe that in most circumstances our investment securities could be sold to raise cash. The maintenance of liquidity is one of the goals of our capital investment policy. Under this policy, we limit asset growth in order to preserve unused borrowing capacity for liquidity management purposes.

At present, we have entered into uncommitted facilities with 29 lenders for borrowings in the form of repurchase agreements. Borrowings under our repurchase agreements increased by $850 million to $11.0 billion at December 31, 2003, from $10.2 billion at December 31, 2002. This increase in leverage was facilitated by the increase in our equity capital as a result of the issuance of common stock primarily through public offerings during 2003.

We anticipate that, upon repayment of each borrowing under a repurchase agreement, we will use the collateral immediately for borrowing under a new repurchase agreement. We have not at the present time entered into any commitment agreements under which the lender would be required to enter into new repurchase agreements during a specified period of time, nor do we presently plan to have liquidity facilities with commercial banks.

Under our repurchase agreements, we may be required to pledge additional assets to our repurchase agreement counterparties (i.e., lenders) in the event the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral (a "margin call"), which may take the form of additional securities or cash. Specifically, margin calls result from a decline in the value of the our Mortgage-Backed Securities securing our repurchase agreements, prepayments on the mortgages securing such Mortgage-Backed Securities and to changes in the estimated fair value of such Mortgage-Backed Securities generally due to principal reduction of such Mortgage-Backed Securities from scheduled amortization and resulting from changes in market interest rates and other market factors. Through December 31, 2003, we did not have any margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral. However, should prepayment speeds on the mortgages underlying our Mortgage-Backed Securities and/or market interest rates suddenly increase, margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position.

The following table summarized the effect on our liquidity and cash flows from contractual obligations for repurchase agreements and the non-cancelable office lease at December 31, 2003.

(dollars in thousands)	2004	2005	2006	2007	2008	Thereafter
Repurchase Agreements	$9,812,903	$950,000	$250,000	—	—	—
Long-term lease obligations	500	500	530	532	532	532
Total	$9,813,403	$950,500	$250,530	$532	$532	$532

Stockholders' Equity

We use "available-for-sale" treatment for our investment securities; we carry these assets on our balance sheet at estimated market value rather than historical amortized cost. Based upon this "available-for-sale" treatment, our equity base at December 31, 2003 was $1.1 billion, or $11.96 per share. If we had used historical amortized cost accounting, our equity base at December 31, 2003 would have been $1.2 billion, or $12.45 per share. Our equity base at December 31, 2002 was $1.1 billion or $12.77 per shares. If we had used historical amortized cost accounting, our equity base at December 31, 2002 would have been $1.0 billion, or $11.88 per share. Our equity base at December 31, 2001 was $667.4 million, or $11.15 per share. If we had used historical amortized cost accounting, our equity base at December 31, 2001 would have been $629.2 million, or $10.52 per share.

Through the Equity Shelf Program, in which we sell shares from time-to-time at market prices, we raised approximately $34.7 million in net proceeds and issued 1,879,600 shares during 2003 and $28.1 million in net proceeds and issued 1,484,100 shares during 2002. In 2003, 231,893 shares were purchased through our dividend reinvestment and share purchase plan, totaling approximately $4.2 million, and in 2002, 165,480 shares were purchased through our dividend reinvestment and share purchase plan, totaling approximately $3.0 million. In 2003, we completed an offering of common stock in the second quarter issuing 9,300,700 shares, with aggregate net proceeds of approximately $151.3 million. In 2002, we completed an offering of common stock in the first quarter issuing 23,000,000 shares, with aggregate net proceeds of approximately $347.4 million. We completed three public offerings during the year ended December 31, 2001 in which we issued a total of 45,060,100 shares of common stock, and received aggregate net proceeds of approximately $474.2 million.

With our "available-for-sale" accounting treatment, unrealized fluctuations in market values of assets do not impact our GAAP or taxable income but rather are reflected on our balance sheet by changing the carrying value of the asset and stockholders' equity under "Accumulated Other Comprehensive Income (Loss)." By accounting for our assets in this manner, we hope to provide useful information to stockholders and creditors and to preserve flexibility to sell assets in the future without having to change accounting methods.

As a result of this mark-to-market accounting treatment, our book value and book value per share are likely to fluctuate far more than if we used historical amortized cost accounting. As a result, comparisons with companies that use historical cost accounting for some or all of their balance sheet may not be meaningful.

The table below shows unrealized gains and losses on the Investment securities in our portfolio.

Unrealized Gains and Losses

At December 31,	2003	2002	2001	2000	1999
(dollars in thousands)					
Unrealized Gain	**$ 24,886**	$ 90,507	$ 53,935	$ 3,020	$ 1,531
Unrealized Loss	**(72,147)**	(14,997)	(15,766)	(16,064)	(39,100)
Net Unrealized Gain (Loss)	**($ 47,261)**	$ 75,510	$ 38,169	($ 13,044)	($ 37,569)
Net Unrealized Gain (Loss) as % of Investment Securities Principal Value	**(0.37%)**	0.67%	0.52%	(0.66%)	(2.59%)
Net Unrealized Gain (Loss) as % of Investment Securities Amortized Cost	**(0.37%)**	0.67%	0.51%	(0.66%)	(2.54%)

Unrealized changes in the estimated net market value of investment securities have one direct effect on our potential earnings and dividends: positive marked-to-market changes increase our equity base and allow us to increase our borrowing capacity while negative changes tend to limit borrowing capacity under our capital investment policy. A very large negative change in the net market value of our investment securities might impair our liquidity position, requiring us to sell assets with the likely result of realized losses upon sale. The net unrealized gains (loss) on available for sale securities was ($47.3) million, or (0.37%) of the amortized cost of our investment securities as of December 31, 2003, $75.5 million, or 0.67% of the amortized cost of our investment securities as of December 31, 2002, and $38.2 million, or 0.51% of the amortized cost of our investment securities as of December 31, 2001. The Mortgage-Backed Securities with a carrying value of $809.0 million have been in a continuous unrealized loss position over 12 months at December 31 2003 in the amount of $8.2 million. The Mortgage-Backed Securities with a carrying value of $6.7 billion have been in an unrealized loss position for less than 12 months at December 31, 2003 in the amount of $52.2 million. The reason for the decline in value of these securities is due to changes in interest rates. All of the Mortgage-Backed Securities are "AAA" rated or carry an implied "AAA" rating. These investments are not considered other-than-temporarily impaired since we have the ability and intent to hold the investments for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of the investments. Also, we are guaranteed payment on the par value of the securities.

The table below shows our equity capital base as reported and on a historical amortized cost basis at December 31, 2003, 2002, 2001, 2000, and 1999, and September 30, 2003, June 30, 2003 and March 31,2003. Issuances of common stock, the level of earnings as compared to dividends declared, and other factors influence our historical cost equity capital base. The reported equity capital base is influenced by these factors plus changes in the "Net Unrealized Gains (Losses) on Assets Available for Sale" account.

Stockholders' Equity

	Historical Amortized Cost Equity Base	Net Unrealized Gains (Losses) on Assets Available for Sale	Reported Equity Base (Book Value)	Historical Amortized Cost Equity Per Share	Reported Equity (Book Value) Per Share
(dollars in thousands, except per share data)					
At December 31, 2003	**$1,196,481**	**($ 47,261)**	**$1,149,220**	**$12.45**	**$11.96**
At December 31, 2002	$1,004,555	$ 75,511	$1,080,066	$11.88	$12.77
At December 31, 2001	$ 629,188	$ 38,169	$ 667,357	$10.52	$11.15
At December 31, 2000	$ 148,686	($ 13,044)	$ 135,642	$10.24	$ 9.34
At December 31, 1999	$ 140,841	($ 37,569)	$ 103,272	$10.37	$ 7.60
At September 30, 2003	**$1,197,598**	**($ 51,870)**	**$1,145,728**	**$12.48**	**$11.94**
At June 30, 2003	**$1,160,248**	**$ 1,190**	**$1,161,438**	**$12.34**	**$12.35**
At March 31, 2003	**$1,005,712**	**$ 71,000**	**$1,076,712**	**$11.88**	**$12.72**

Leverage

Our debt-to-equity ratio at December 31, 2003, 2002, and 2001 was 9.6:1, 9.4:1, and 9.5:1, respectively. We generally expect to maintain a ratio of debt-to-equity of between 8:1 and 12:1, although the ratio may vary from this range from time to time based upon various factors, including our management's opinion of the level of risk of our assets and liabilities, our liquidity position, our level of unused borrowing capacity and over-collateralization levels required by lenders when we pledge assets to secure borrowings.

Our target debt-to-equity ratio is determined under our capital investment policy. Should our actual debt-to-equity ratio increase above the target level due to asset acquisition or market value fluctuations in assets, we will cease to acquire new assets. Our management will, at that time, present a plan to our board of directors to bring us back to our target debt-to-equity ratio; in many circumstances, this would be accomplished over time by the monthly reduction of the balance of our Mortgage-Backed Securities through principal repayments.

Asset/Liability Management and Effect of Changes in Interest Rates

We continually review our asset/liability management strategy with respect to interest rate risk, mortgage prepayment risk, credit risk and the related issues of capital adequacy and liquidity. Our goal is to provide attractive risk-adjusted stockholder returns while maintaining what we believe is a strong balance sheet.

We seek to manage the extent to which our net income changes as a function of changes in interest rates by matching adjustable-rate assets with variable-rate borrowings. In addition, although we have not done so to date, we may seek to mitigate the potential impact on net income of periodic and lifetime coupon adjustment restrictions in our portfolio of investment securities by entering into interest rate agreements such as interest rate caps and interest rate swaps.

Changes in interest rates may also affect the rate of mortgage principal prepayments and, as a result, prepayments on mortgage-backed securities. We will seek to mitigate the effect of changes in the mortgage principal repayment rate by balancing assets we purchase at a premium with assets we purchase at a discount. To date, the aggregate premium exceeds the aggregate discount on our mortgage-backed securities. As a result, prepayments, which result in the expensing of unamortized premium, will reduce our net income compared to what net income would be absent such prepayments.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitment or intent to provide additional funding to any such entities. As such, we are not materially exposed to any market, credit, liquidity or financing risk that could arise if we had engaged in such relationships.

Inflation

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors drive our performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and our dividends based upon our net income as calculated for tax purposes; in each case, our activities and balance sheet are measured with reference to historical cost or fair market value without considering inflation.

Other Matters

We calculate that our qualified REIT assets, as defined in the Internal Revenue Code, are 100% of our total assets at December 31, 2003, 2002, and 2001 as compared to the Internal Revenue Code requirement that at least 75% of our total assets be qualified REIT assets. We also calculate that 100% of our revenue qualifies for the 75% source of income test, and 100% of its revenue qualifies for the 95% source of income test, under the REIT rules for the years ended December 31, 2003, 2002, and 2001. We also met all REIT requirements regarding the ownership of our common stock and the distribution of our net income. Therefore, as of December 31, 2003, 2002, and 2001 we believe that we qualified as a REIT under the Internal Revenue Code.

We at all times intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If we were to become regulated as an investment company, then our use of leverage would be substantially reduced. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" (qualifying interests). Under current interpretation of the staff of the SEC, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in qualifying interests. In addition, unless certain mortgage securitites represent all the certificates issued with respect to an underlying pool of mortgages, the mortgage-backed securities may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered qualifying interests for purposes of the 55% requirement. We calculate that as of December 31, 2003, 2002, and 2001 we were in compliance with this requirement.

Recent Developments

On January 2, 2004, we announced that we had entered into an agreement to acquire FIDAC. At our annual meeting of stockholders, our stockholders will vote on whether or not to approve the merger agreement we have entered into in connection with the acquisition. The acquisition also remains subject to final confirmation by our Board of Directors that no events have occurred and no circumstances have arisen that would alter our Board's earlier determination that such acquisition is in the best interests of us and our stockholders.

Under the merger agreement, our wholly owned Delaware subsidiary, FDC Merger Sub, Inc., will merge with and into FIDAC, and FIDAC will be the surviving corporation. The merger agreement provides that FIDAC shareholders will receive approximately 2,935 shares of our common stock for each share of FIDAC common stock they own. In addition, FIDAC shareholders have the right to receive additional shares of our common stock, upon the achievement by FIDAC of specific performance goals, on or about March 3, 2005, 2006 and 2007, calculated based on the price of our common stock and the number of FIDAC shares they owned. The value of the shares of our common stock to be issued to the FIDAC shareholders immediately upon the consummation of the acquisition was fixed at $40,500,000 based upon the closing price of our shares on December 31, 2003, which is to be paid by delivering 2,201,080 shares of our common stock. The value of the additional shares to be paid to FIDAC shareholders has been fixed as up to a maximum dollar amount of $49,500,000; however, we cannot calculate how many shares we will issue in the future since that will vary depending on our share price at the time of each issuance.

To the Board of Directors and Stockholders of
Annaly Mortgage Management, Inc.

We have audited the accompanying statements of financial condition of Annaly Mortgage Management, Inc. (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
March 5, 2004

Statements of Financial Condition

(dollars in thousands, except per share data)	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	**$ 247**	$ 726
Mortgage-Backed Securities, at fair value	**11,956,512**	11,551,857
Agency Debentures, at fair value	**978,167**	—
Receivable for Mortgage-Backed Securities sold	—	55,954
Accrued interest receivable	**53,743**	49,707
Other assets	**1,617**	840
Total assets	**$12,990,286**	$11,659,084
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Repurchase agreements	**$11,012,903**	$10,163,174
Payable for Mortgage-Backed Securities purchased	**761,115**	338,691
Accrued interest payable	**14,989**	14,935
Dividends payable	**45,155**	57,499
Other liabilities	**4,017**	2,812
Accounts payable	**2,887**	1,907
Total liabilities	**11,841,066**	10,579,018
Stockholders' Equity:		
Common stock: par value $.01 per share; 500,000,000		
Authorized 96,074,096 and 84,569,206 shares issued and outstanding, respectively	**961**	846
Additional paid-in capital	**1,194,159**	1,003,200
Accumulated other comprehensive income (loss)	**(47,261)**	75,511
Retained earnings	**1,361**	509
Total Stockholders' Equity	**1,149,220**	1,080,066
Total Liabilities and Stockholders' Equity	**$12,990,286**	$11,659,084

See notes to financial statements.

Statements of Operations

Annaly Mortgage Management, Inc.

(dollars in thousands, except per share data)	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Interest Income	**$ 337,433**	$ 404,165	$ 263,058
Interest Expense	**182,004**	191,758	168,055
Net Interest Income	**155,429**	212,407	95,003
Gain on Sale of Mortgage-Backed Securities	**40,907**	21,063	4,586
General and Administrative Expenses	**16,233**	13,963	7,311
Net Income	**180,103**	219,507	92,278
Comprehensive Income (Loss)			
Unrealized gain (loss) on available-for-sale securities	**(81,865)**	58,405	55,800
Less: reclassification adjustment for net gains included in net income	**(40,907)**	(21,063)	(4,586)
Other comprehensive income (loss)	**(122,772)**	37,342	51,214
Comprehensive Income	**$ 57,331**	$ 256,849	$ 143,492
Net Income Per Share:			
Basic	**$ 1.95**	$ 2.68	$ 2.23
Diluted	**$ 1.94**	$ 2.67	$ 2.21
Weighted Average Number of Shares Outstanding:			
Basic	**92,215,352**	82,044,141	41,439,631
Diluted	**93,031,253**	82,282,883	41,857,498

See notes to financial statements.

(dollars in thousands, except per share data)	Common Stock Par Value	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	$144	$ 147,845		$ 697	($ 13,045)	$ 135,641
Net Income			$ 92,278	92,278		
Other comprehensive income:						
Unrealized net loss on securities, net of reclassification adjustment			51,214		51,214	
Comprehensive income			$ 143,492			143,492
Exercise of stock options	3	2,972				2,975
Shares exchanged upon exercise of stock options		(587)				(587)
Proceeds from direct purchase and dividend reinvestment	—	142				142
Proceeds from follow-on offerings	451	473,614				474,065
Dividends declared for the year ended December 31, 2001, $1.75 per share				(88,371)		(88,371)
Balance December 31 2001	$598	$ 623,986		$ 4,604	$ 38,169	$ 667,357
Net Income			$ 219,507	219,507		
Other comprehensive income:						
Unrealized net loss on securities, net of reclassification adjustment			37,342		37,342	
Comprehensive income			$ 256,849			256,849
Exercise of stock options	1	1,089				1,090
Shares exchanged upon exercise of stock options		(76)				(76)
Proceeds from direct purchase and dividend reinvestment	2	3,007				3,009
Proceeds from follow-on offering	230	347,106				347,336
Proceeds from equity shelf program	15	28,088				28,103
Dividends declared for the year ended December 31, 2002 $2.67 per share	—	—		(223,602)		(223,602)
Balance, December 31, 2002	$846	$1,003,200		$ 509	$ 75,511	$1,080,066
Net Income			**$ 180,103**	**180,103**		
Other comprehensive income:						
Unrealized net loss on securities, net of reclassification adjustment			**(122,772)**		**(122,772)**	
Comprehensive income			**$ 57,331**			**57,331**
Exercise of stock options	**1**	**913**				**914**
Proceeds from direct purchase and dividend reinvestment	**2**	**4,199**				**4,201**
Proceeds from follow-on offering	**93**	**151,222**				**151,315**
Proceeds from equity shelf program offering	**19**	**34,625**				**34,644**
Dividends declared for the year ended December 31, 2003, $1.95 per share				**(179,251)**		**(179,251)**
Balance, December 31, 2003	**$961**	**$1,194,159**		**$ 1,361**	**($ 47,261)**	**$1,149,220**

See notes to financial statements.

(dollars in thousands)	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Cash Flows From Operating Activities:			
Net income	**$ 180,103**	$ 219,507	$ 92,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of mortgage premiums and discounts, net	**216,570**	106,198	36,865
Gain on sale of Mortgage-Backed Securities	**(40,907)**	(21,063)	(4,587)
Stock option expense	**121**	240	790
Market value adjustment on long-term repurchase agreement	**1,607**	1,204	986
Increase in accrued interest receivable	**(2,833)**	(2,903)	(35,301)
(Increase) decrease in other assets	**(776)**	(641)	61
Increase (decrease) in accrued interest payable	**55**	(1,109)	7,729
Increase in other liabilities and accounts payable	**979**	673	950
Net cash provided by operating activities	**354,919**	302,106	99,771
Cash Flows From Investing Activities:			
Purchase of Mortgage-Backed Securities	**(11,404,133)**	(11,079,561)	(8,194,215)
Purchase of agency debentures	**(1,735,940)**		
Proceeds from sale of Mortgage-Backed Securities	**2,899,267**	2,076,800	1,248,812
Proceeds from callable agency debentures	**746,000**		
Principal payments of Mortgage-Backed Securities	**8,290,724**	4,728,666	1,685,874
Net cash used in investing activities	**(1,204,082)**	(4,274,095)	(5,259,529)
Cash Flows From Financing Activities:			
Proceeds from repurchase agreements	**117,066,588**	87,463,924	49,773,650
Principal payments on repurchase agreements	**(116,217,261)**	(83,668,862)	(45,033,275)
Proceeds from exercise of stock options	**792**	774	1,597
Proceeds from direct purchase and dividend reinvestment	**4,201**	3,010	142
Net proceeds from offerings	**185,959**	375,439	474,065
Dividends paid	**(191,595)**	(201,999)	(56,105)
Net cash provided by financing activities	**848,684**	3,972,286	5,160,074
Net (Decrease) Increase in Cash and Cash Equivalents	**(479)**	297	316
Cash and Cash Equivalents, Beginning of Period	**726**	429	113
Cash and Cash Equivalents, End of Period	**247**	726	429
Supplemental Disclosure of Cash Flow Information:			
Interest paid	**$ 181,949**	$ 190,650	$ 160,327
Noncash Financing Activities:			
Net change in unrealized (loss) gain on available-for-sale securities net of reclassification adjustment	**$ (122,772)**	$ 37,342	$ 51,214
Dividends declared, not yet paid	**$ 45,155**	$ 57,499	$ 35,896

See notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Annaly Mortgage Management, Inc. (the "Company") was incorporated in Maryland on November 25, 1996. The Company commenced its operations of purchasing and managing an investment portfolio of Mortgage-Backed Securities and Agency Securities on February 18, 1997, upon receipt of the net proceeds from the private placement of equity capital. An initial public offering was completed on October 14, 1997.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents–Cash and cash equivalents includes cash on hand and money market funds. The carrying amount of cash equivalents approximates their value.

Mortgage-Backed Securities and Agency Debentures–The Company invests primarily in mortgage pass-through certificates, collateralized mortgage obligations and other mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans (collectively, "Mortgage-Backed Securities"). The Company also invests in Federal Home Loan Bank ("FHLB"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Federal National Mortgage Association ("FNMA") debentures. The Mortgage-Backed Securities and agency debentures are collectively referred to herein as "Investment Securities."

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires the Company to classify its investments as either trading investments, available-for-sale investments or held-to-maturity investments. Although the Company generally intends to hold most of its Investment Securities until maturity, it may, from time to time, sell any of its Investment Securities as part of its overall management of its statement of financial condition. Accordingly, this flexibility requires the Company to classify all of its Investment Securities as available-for-sale. All assets classified as available-for-sale are reported at fair value, based on market prices provided by certain dealers who make markets in these financial instruments, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

Unrealized losses on Investment Securities that are considered other than temporary, as measured by the amount of decline in fair value attributable to factors other than temporary, are recognized in income and the cost basis of the Mortgage-Backed Securities is adjusted. There were no such adjustments for the years ended December 31, 2003, 2002, and 2001.

Interest income is accrued based on the outstanding principal amount of the Investment Securities and their contractual terms. Premiums and discounts associated with the purchase of the Investment Securities are amortized into interest income over the lives of the securities using the interest method. The Company's policy for estimating prepayment speeds for calculating the effective yield is to evaluate historical performance, street consensus prepayment speeds, and current market conditions.

Investment Securities transactions are recorded on the trade date. Purchases of newly issued securities are recorded when all significant uncertainties regarding the characteristics of the securities are removed, generally shortly before settlement date. Realized gains and losses on such transactions are determined on the specific identification basis.

Credit Risk–At December 31, 2003 and December 31, 2002, the Company has limited its exposure to credit losses on its portfolio of Investment Securities by only purchasing securities issued by Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), or Federal Home Loan Bank ("FHLB"). The payment of principal and interest on the FHLMC and FNMA and FHLB Investment Securities are guaranteed by those respective agencies and the payment of principal and interest on the GNMA Mortgage-Backed Securities are backed by the full-faith-and-credit of the U.S. government. At December 31, 2003 and 2002 all of the Company's Investment Securities have an actual or implied "AAA" rating.

Repurchase Agreements–The Company finances the acquisition of its Investment Securities through the use of repurchase agreements. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Accrued interest is recorded as a separate line item.

Income Taxes–The Company has elected to be taxed as a Real Estate Investment Trust ("REIT") and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, the Company will not be subjected to federal income tax to the extent of its distributions to shareholders and as long as certain asset, income and stock ownership tests are met.

Use of Estimates–The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. MORTGAGE-BACKED SECURITIES

The following tables pertain to the Company's Mortgage-Backed Securities classified as available-for-sale as of December 31, 2003 and 2002, which are carried at their fair value:

December 31, 2003 (dollars in thousands)	Federal Home Loan Mortgage Corporation	Federal National Mortgage Association	Government National Mortgage Association	Total Mortgage-Backed Securities
Mortgage-Backed Securities, gross	**$3,763,364**	**$7,509,544**	**$419,223**	**$11,692,130**
Unamortized discount	**(198)**	**(1,034)**	**(209)**	**(1,441)**
Unamortized premium	**87,726**	**206,580**	**7,005**	**301,311**
Amortized cost	**3,850,892**	**7,715,090**	**426,019**	**11,992,000**
Gross unrealized gains	**8,301**	**16,133**	**452**	**24,886**
Gross unrealized losses	**(18,114)**	**(39,984)**	**(2,277)**	**(60,374)**
Estimated fair value	**$3,841,079**	**$7,691,239**	**$424,194**	**$11,956,512**

(dollars in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Adjustable rate	**$ 8,565,873**	**$13,118**	**($ 35,490)**	**$ 8,543,501**
Fixed rate	**3,426,127**	**11,768**	**(24,884)**	**3,413,011**
Total	**$11,992,000**	**$24,886**	**($ 60,374)**	**$11,956,512**

December 31, 2002 (dollars in thousands)	Federal Home Loan Mortgage Corporation	Federal National Mortgage Association	Government National Mortgage Association	Total Mortgage-Backed Securities
Mortgage-Backed Securities, gross	$5,120,929	$5,860,987	$220,468	$11,202,384
Unamortized discount	(544)	(120)	—	(664)
Unamortized premium	105,872	164,071	4,684	274,627
Amortized cost	5,226,257	6,024,938	225,152	11,476,347
Gross unrealized gains	31,731	58,239	537	90,507
Gross unrealized losses	(9,554)	(5,318)	(125)	(14,997)
Estimated fair value	$5,248,434	$6,077,859	$225,564	$11,551,857

(dollars in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Adjustable rate	$ 7,144,741	$35,349	($ 12,424)	$ 7,167,666
Fixed rate	4,331,606	55,158	(2,573)	4,384,191
Total	$11,476,347	$90,507	($ 14,997)	$11,551,857

The Mortgage-Backed Securities with a carrying value of $809.0 million have been in a continuous unrealized loss position over 12 months at December 31, 2003 in the amount of $8.2 million. The Mortgage-Backed Securities with a carrying value of $6.7 billion have been in an unrealized loss position for less than 12 months at December 31, 2003 in the amount of $52.2 million. The reason for the decline in value of these securities is due to changes in interest rates. All of the Mortgage-Backed Securities are "AAA" rated or carry an implied "AAA" rating. These investments are not considered other-than-temporarily impaired since the Company has the ability and intent to hold the investments for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of the investments. Also, the Company is guaranteed payment on the par value of the securities.

The adjustable rate investment securities are limited by periodic caps (generally interest rate adjustments are limited to no more than 1% every six months) and lifetime caps. The weighted average lifetime cap was 9.9% at December 31, 2003 and 8.8% at December 31, 2002.

During the year ended December 31, 2003, the Company realized $40.9 million in gains from sales of Mortgage-Backed Securities. During the year ended December 31, 2002, the Company realized $21.1 million in gains from sales of Mortgage-Backed Securities.

3. AGENCY DEBENTURES

At December 31, 2003, the Company owned callable agency debentures totaling $990.0 million par value and a total discount of $60,000. FHLMC, FNMA, and FHLB are the issuers of the debentures. All of the Company's agency debentures are classified as available-for-sale. The agency debentures with a carrying value of $978.2 million have been in an unrealized loss position for less than 12 months at December 31, 2003 in the amount of $11.8 million. The unrealized loss on the Company's agency debentures at December 31, 2003 was $11.8 million. The Company's agency debentures are adjustable rate and fixed rate with a weighted average lifetime cap of 5.80%. At December 31, 2002, the Company did not own any agency debentures.

4. REPURCHASE AGREEMENTS

The Company had outstanding $11.0 billion and $10.2 billion of repurchase agreements with a weighted average borrowing rate of 1.51% and 1.72% and a weighted average remaining maturity of 90 days and 124 days as of December 31, 2003 and December 31, 2002, respectively.

At December 31, 2003 and December 31, 2002, the repurchase agreements had the following remaining maturities:

(dollars in thousands)	December 31, 2003	December 31, 2002
Within 30 days	**$ 8,589,184**	$ 7,778,003
30 to 59 days	**709,552**	816,906
60 to 89 days	—	104,500
90 to 119 days	—	—
Over 120 days	**1,714,167**	1,463,765
Total	**$11,012,903**	$10,163,174

5. OTHER LIABILITIES

In 2001, the Company entered into a repurchase agreement maturing in July 2004, at which time, the repurchase agreement gives the buyer the right to extend, in whole or in part, in three-month increments up to July 2006. The repurchase agreement has a principal value of $100,000,000. The Company accounts for the extension option as a separate interest rate floor liability carried at fair value. The initial fair value of $1.2 million allocated to the interest rate floor resulted in a similar discount on the repurchase agreement borrowings that is being amortized over the initial term of 3 years using the effective yield method. At December 31, 2003 and 2002, the fair value of this interest rate floor was $4.0 million and $2.8 million, respectively, and was classified as other liabilities.

6. COMMON STOCK

During the year ended December 31, 2003, the Company declared dividends to shareholders totaling $179.3 million or $1.95 per share, of which $45.2 million was paid on January 28, 2004. On April 1, 2003 the Company entered into an underwriting agreement pursuant to which the Company raised net proceeds of approximately $151.3 million in equity in an offering of 9,300,700 shares of common stock. During the year ended December 31, 2003, 1,879,600 shares were issued through the Equity Shelf Program, totaling net proceeds of $34.6 million. During the year ended December 31, 2003, 92,697 options were exercised under the long-term compensation plan at $914,000. Also, 231,893 shares were purchased in the dividend reinvestment and direct purchase program at $4.2 million.

During the year ended December 31, 2002, the Company declared dividends to shareholders totaling $223.6 million, or $2.67 per share, of which $57.5 million was paid on January 29, 2003. During the year ended December 31, 2002, the Company completed an offering of common stock in the first quarter issuing 23,000,000 shares, with aggregate net proceeds of approximately $347.3 million. Through the Equity Shelf Program, the Company raised $28.1 million in net proceeds and issued 1,484,100 shares. During the year ended December 31, 2002, 97,095 options were exercised at $1.1 million. Total shares exchanged upon exercise of the stock options were 4,444 at a value of $76,000. Also, 165,480 shares were purchased in the dividend reinvestment and share purchase plan, totaling $3.0 million.

7. EARNINGS PER SHARE (EPS)

For the year ended December 31, 2003, the reconciliation is as follows:

Options to purchase 12,500 shares of stock were outstanding and considered anti-dilutive as their exercise price exceeded the average stock price for the year.

For the Year Ended December 31, 2003	Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
(dollars in thousands, except per share amounts)			
Net income	$180,103		
Basic earnings per share	180,103	92,215,352	$1.95
Effect of dilutive securities:			
Dilutive stock options	—	815,901	
Diluted earnings per share	$180,103	93,031,253	$1.94

For the year ended December 31, 2002, the reconciliation is as follows:

Options to purchase 6,250 shares of stock were outstanding and considered anti-dilutive as their exercise price exceeded the average stock price for the year.

For the Year Ended December 31, 2002	Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
(dollars in thousands, except per share amounts)			
Net income	$219,507		
Basic earnings per share	219,507	82,044,141	$2.68
Effect of dilutive securities:			
Dilutive stock options	—	238,742	
Diluted earnings per share	$219,507	82,282,883	$2.67

For the year ended December 31, 2001, the reconciliation is as follows:

Options to purchase 6,250 shares of stock were outstanding and considered anti-dilutive as their exercise price exceeded the average stock price for the year.

For the Year Ended December 31, 2001	Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
(dollars in thousands, except per share amounts)			
Net income	$92,278		
Basic earnings per share	$92,278	41,439,631	$2.23
Effect of dilutive securities:			
Dilutive stock options		417,867	
Diluted earnings per share	$92,278	41,857,498	$2.21

8. LONG-TERM STOCK INCENTIVE PLAN

The Company has adopted a long term stock incentive plan for executive officers, key employees and nonemployee directors (the "Incentive Plan"). The Incentive Plan authorizes the Compensation Committee of the board of directors to grant awards, including incentive stock options as defined under Section 422 of the Code ("ISOs") and options not so qualified ("NQSOs"). The Incentive Plan authorizes the granting of options or other awards for an aggregate of the greater of 500,000 shares or 9.5% of the fully diluted outstanding shares of the Company's common stock.

The following table sets forth activity relating to the Company's stock options awards.

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at the beginning of period	**512,706**	**$ 8.59**	635,826	$ 8.48	903,807	$ 8.28
Granted	**643,450**	**$18.00**	6,250	20.35	6,250	13.69
Exercised	**(92,697)**	**$ 8.54**	(97,095)	8.75	(274,231)	7.95
Expired	**(200)**	**$17.97**	(32,275)	8.28		
Options outstanding at the end of period	**1,063,259**	**$14.28**	512,706	$ 8.59	635,826	$ 8.48
Options exercisable at end of period	**384,694**	**$ 8.85**	393,076	$ 8.67	335,328	$ 8.63

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$7.94–$19.99	**1,050,759**	**$14.21**	**9.0**
$20.00–$29.99	**12,500**	**20.53**	**4.5**
	1,063,259	**$14.28**	**9.0**

The Company accounts for the incentive plan under the intrinsic value method in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

For the Year Ended December 31,	2003	2002	2001
(dollars in thousands, except per share data)			
Net income, as reported	**$180,103**	$219,507	$92,278
Deduct: Total stock-based employee compensation expense determined under fair value based method	**(48)**	(33)	(266)
Pro-forma net income	**$180,055**	$219,474	$92,012
Net income per share, as reported			
Basic	**$ 1.95**	$ 2.68	$ 2.23
Diluted	**$ 1.94**	$ 2.67	$ 2.21
Pro-forma net income per share			
Basic	**$ 1.95**	$ 2.68	$ 2.22
Diluted	**$ 1.94**	$ 2.67	$ 2.20

The weighted average fair value at date of grant for stock options granted during the year ended December 31, 2003, 2002, and 2001 was $1.52, $0.83 and $0.89 per option, respectively. The fair value of stock options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

For the Year Ended December 31,	2003	2002	2001
Risk-free interest rate	**4.28%**	4.02%	4.21%
Expected option life in years	**10**	5	5
Expected stock price volatility	**29%**	26%	28%
Expected dividend yield	**9.15%**	13.57%	15.32%

9. COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The Company at December 31, 2003 and 2002 held securities classified as available-for-sale. At December 31, 2003, the net unrealized loss totaled $47.3 million and at December 31, 2002, the net unrealized gain totaled $75.5 million.

10. LEASE COMMITMENTS

The Company has a non-cancelable lease for office space, which commenced in May 2002 and expires in December 2009.

The Company's aggregate future minimum lease payments are as follows:

	Total per Year
(dollars in thousands)	
2004	500
2005	500
2006	530
2007	532
2008	532
2009	532
Total remaining lease payments	$3,126

11. RELATED PARTY TRANSACTION

Michael A.J. Farrell, the Company's Chairman of the Board, Chief Executive Officer and President, on behalf of FIDAC, approached the Company about the possibility of the Company acquiring FIDAC. The Company's board of directors formed a special committee of independent directors to consider this matter and the special committee retained independent counsel and Lehman Brothers Inc. to act as its financial advisor in connection with the proposed acquisition. Following negotiations between FIDAC and the special committee, the special committee determined that the Company should acquire FIDAC and the Company entered into a Merger Agreement, dated December 31, 2003, by and among, the Company, FIDAC, FDC Merger Sub, Inc., and the FIDAC stockholders (the "Merger Agreement"). A copy of the Merger Agreement has been filed as an exhibit to the Form 8-K filed with the SEC.

Pursuant to the Merger Agreement, FIDAC will be merged into a newly formed wholly owned subsidiary of the Company. The closing of the merger is subject to a number of conditions, including the approval of the Company's stockholders as described below.

Mr. Farrell, the Company's Chairman of the Board, Chief Executive Officer and President, Wellington J. Denahan, the Company's Vice Chairman and Chief Investment Officer, Kathryn F. Fagan, the Company's Chief Financial Officer and Treasurer, Jennifer S. Karve, the Company's Executive Vice President and Secretary, and other of the Company's officers and employees are shareholders of FIDAC. Mr. Farrell, Ms. Denahan and other officers and employees are actively involved in managing mortgage-backed securities and other fixed income assets on behalf of FIDAC.

FIDAC is a registered investment advisor which, at December 31, 2003, managed, assisted in managing or supervised approximately $13.6 billion in gross assets for a wide array of clients on a discretionary basis. FIDAC is a fee-based asset management business with a global distribution reach. FIDAC generally receives annual net investment advisory fees of approximately 10 to 15 basis points of the gross assets it manages, assists in managing or supervises. The Company anticipates that the acquisition will have a positive effect on the Company's earnings per share under current market conditions. However, it is uncertain whether the acquisition will be accretive to the Company's earnings per share on a prospective basis.

Under the Merger Agreement with FIDAC, the purchase price will be payable in shares of the Company's common stock. Upon the consummation of the merger, the Company will issue shares of its common stock worth $40.5 million, based upon a valuation of shares of the Company's common stock as of December 31, 2003, to the stockholders of FIDAC. The Merger Agreement includes an earn-out feature, under which the Company will pay up to an additional $49.5 million, which will be payable in shares of the Company's common stock, to the stockholders of FIDAC if FIDAC meets certain revenue and pre-tax profit margin targets over the next three years as described in the Merger Agreement.

The shares of the Company's common stock issued upon consummation of the merger with FIDAC will be registered under federal securities laws. The shares issued to the stockholders of FIDAC upon consummation of the merger will be subject to restrictions on resale for three years after completion of the merger, subject to certain exceptions. The shares issued to the stockholders of FIDAC under the earn-out feature will be subject to restrictions on resale for either two years or one year after the applicable earn-out period, subject to certain exceptions.

The Merger Agreement is subject to the approval of the Company's stockholders and several other conditions. A vote on the Merger Agreement will be held at the next meeting of the Company's stockholders. Approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the Company's shares of common stock voting at the stockholder meeting as long as the total vote cast at the stockholder meeting represents a majority of the shares entitled to vote at the stockholder meeting. Pursuant to the Merger Agreement, the FIDAC stockholders have agreed to vote any shares of the Company's common stock owned of record by them in accordance with, and in the same proportion as, the votes cast by the Company's stockholders who are not FIDAC stockholders in connection with the merger. The Company is not certain that its stockholders will approve the Merger Agreement or that the other conditions to the merger will be satisfied. If the merger is not completed, the Company expects to continue to operate under the facilities-sharing arrangement that it currently has with FIDAC.

12. INTEREST RATE RISK

The primary market risk to the Company is interest rate risk. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. Changes in the general level of interest rates can affect net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with the interest-bearing liabilities, by affecting the spread between the interest-earning assets and interest-bearing liabilities. Changes in the level of interest rates also can affect the value of the Investment Securities and the Company's ability to realize gains from the sale of these assets.

The Company seeks to manage the extent to which net income changes as a function of changes in interest rates by matching adjustable-rate assets with variable-rate borrowings. In addition, although the Company has not done so to date, the Company may seek to mitigate the potential impact on net income of periodic and lifetime coupon adjustment restrictions in the portfolio of mortgage-backed securities by entering into interest rate agreements such as interest rate caps and interest rate swaps.

Changes in interest rates may also have an effect on the rate of mortgage principal prepayments and, as a result, prepayments on Mortgage-Backed Securities. The Company will seek to mitigate the effect of changes in the mortgage principal repayment rate by balancing assets purchased at a premium with assets purchased at a discount. To date, the aggregate premium exceeds the aggregate discount on the Mortgage-Backed Securities. As a result, prepayments, which result in the expensing of unamortized premium, will reduce net income compared to what net income would be absent such prepayments.

13. SUMMARIZED QUARTERLY RESULTS (UNAUDITED)

The following is a presentation of the quarterly results of operations for the year ended December 31, 2003.

(dollars in thousands, except per share data)	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Interest income from Investment Securities	**$ 87,500**	**$ 93,892**	**$ 66,855**	**$ 89,186**
Interest expense on repurchase agreements	**44,048**	**51,770**	**43,922**	**42,264**
Net interest income	**43,452**	**42,122**	**22,933**	**46,922**
Gain on sale of Mortgage-Backed Securities	**11,020**	**20,231**	**9,656**	**—**
General and administrative expenses	**3,697**	**4,201**	**4,110**	**4,225**
Net income	**$ 50,775**	**$ 58,152**	**$ 28,479**	**$ 42,697**
Net income per share:				
Basic	**$0.60**	**$0.62**	**$0.30**	**$0.44**
Diluted	**$0.60**	**$0.62**	**$0.30**	**$0.44**
Average number of shares outstanding:				
Basic	**84,606,786**	**93,384,128**	**94,685,685**	**96,027,468**
Diluted	**84,837,390**	**93,588,024**	**95,500,486**	**96,232,899**

The following is a presentation of the quarterly results of operations for the year ended December 31, 2002.

(dollars in thousands, except per share data)	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Interest income from Investment Securities	$ 92,900	$ 109,423	$ 109,201	$ 92,641
Interest expense on repurchase agreements	40,012	47,860	54,012	49,874
Net interest income	52,888	61,563	55,189	42,767
Gain on sale of Mortgage-Backed Securities	3,410	1,343	4,747	11,563
General and administrative expenses	3,255	3,536	3,268	3,904
Net income	$ 53,043	$ 59,370	$ 56,668	$ 50,426
Net income per share:				
Basic	$0.69	$0.72	$0.68	$0.60
Diluted	$0.69	$0.71	$0.68	$0.60
Average number of shares outstanding:				
Basic	76,709,836	82,910,206	83,668,422	84,525,171
Diluted	77,017,431	83,186,865	83,939,870	84,766,747

The following is a presentation of the quarterly results of operations for the year ended December 31, 2001.

(dollars in thousands, except per share data)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Interest income from Investment Securities	$ 42,434	$ 64,790	$ 75,775	$ 80,059
Interest expense on repurchase agreements	33,453	45,284	48,620	40,698
Net interest income	8,981	19,506	27,155	39,361
Gain on sale of Mortgage-Backed Securities	269	482	1,184	2,651
General and administrative expenses	921	1,393	1,993	3,004
Net income	$ 8,329	$ 18,595	$ 26,346	$ 39,008
Net income per share:				
Basic	$0.38	$0.48	$0.58	$0.65
Diluted	$0.37	$0.48	$0.57	$0.65
Average number of shares outstanding:				
Basic	21,851,481	38,473,928	45,503,179	59,776,777
Diluted	22,535,210	39,054,488	45,959,693	60,155,994

The following table sets forth, for the periods indicated, the high, low, and closing sales prices per share of common stock as reported on the New York Stock Exchange composite tape and the cash dividends declared per share of our common stock.

Stock Prices

	High	Low	Close
First Quarter ended March 31, 2003	**$19.55**	**$16.54**	**$17.47**
Second Quarter ended June 30, 2003	**$20.80**	**$17.43**	**$19.91**
Third Quarter ended September 30, 2003	**$21.10**	**$16.13**	**$16.42**
Fourth Quarter ended December 31, 2003	**$19.00**	**$15.65**	**$18.40**

	High	Low	Close
First Quarter ended March 31, 2002	$17.62	$15.30	$16.98
Second Quarter ended June 30, 2002	$21.50	$16.20	$19.40
Third Quarter ended September 30, 2002	$20.40	$14.00	$18.45
Fourth Quarter ended December 31, 2002	$19.95	$15.25	$18.80

Cash Dividends Declared Per Share

First Quarter ended March 31, 2003	**$0.60**
Second Quarter ended June 30, 2003	**$0.60**
Third Quarter ended September 30, 2003	**$0.28**
Fourth Quarter ended December 31, 2003	**$0.47**
First Quarter ended March 31, 2002	$0.63
Second Quarter ended June 30, 2002	$0.68
Third Quarter ended September 30, 2002	$0.68
Fourth Quarter ended December 31, 2002	$0.68

We intend to pay quarterly dividends and to distribute to our stockholders all or substantially all of our taxable income in each year (subject to certain adjustments). This will enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors." All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time.

Corporate Officers

Michael A. J. Farrell
Chairman of the Board, President & Chief Executive Officer

Wellington J. Denahan
Vice Chairman & Chief Investment Officer

Kathryn F. Fagan
Chief Financial Officer & Treasurer

Jennifer S. Karve
Executive Vice President & Corporate Secretary

James P. Fortescue
Senior Vice President

Kristopher R. Konrad
Senior Vice President

Rose-Marie Lyght
Vice President

Jeremy Diamond
Executive Vice President

Ronald D. Kazel
Executive Vice President

Board of Directors

Michael A. J. Farrell
Chairman of the Board, President & Chief Executive Officer

Wellington J. Denahan
Vice Chairman & Chief Investment Officer

Kevin P. Brady
Founder & Principal
KPB Associates

Spencer I. Browne
Former President & Chief Executive Officer
Asset Investors Corporation

Jonathan D. Green
President & Chief Executive Officer
Rockefeller Group International, Inc.

John A. Lambiase
Former Managing Director
Salomon Brothers, Inc.

Donnell A. Segalas
Pinnacle Asset Management, L.P.

Corporate Headquarters

Annaly Mortgage Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

Legal Counsel

McKee Nelson LLP
1919 M. Street, NW
Suite 800
Washington, D.C. 20036

Auditors

Deloitte & Touche L.L.P.
Two World Financial Center
New York, New York 10281-1434

Stock Transfer Agent

Shareholder inquiries concerning dividend payments, lost certificates, change of address:

Mellon Investors Services, L.L.C
PO Box 3315
South Hackensack, New Jersey
07606-1163
www.mellon-investor.com

Stock Exchange Listing

The common stock is listed on the New York Stock Exchange (symbol: NLY).

Annual Meeting

The Annual Meeting of Stockholders will be held Thursday, May 27, 2004 at 9:30 am at:
New York Marriott Marquis
1535 Broadway
New York, New York 10036
in the Cantor Jolsen room on the 9th floor.

Shareholder Communications

Copies of the Company's Annual Report and Financials may be obtained by writing the Corporate Secretary, by calling the investor relations hot line at 888-8ANNALY, or by visiting our website www.annaly.com.

Annaly Mortgage Management, Inc.

1211 Avenue of the Americas • Suite 2902 • New York, New York 10036

1.888.8ANNALY

WWW.ANNALY.COM